

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Via E-mail
Hilton H. Schlosberg
Vice Chairman and President
New Laser Corporation
1 Monster Way
Corona, California 92879

> **Re:** **New Laser Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 21, 2015**
> **File No. 333-201839**

Dear Mr. Schlosberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Exhibits

1. We partially reissue prior comment 11. We continue to note missing exhibits, schedules and/or attachments to distribution agreements filed as exhibits to Exhibit 2.1. In addition, we note that a number of exhibits are to be updated prior to closing. Please clarify when such updates will be made and when Exhibit 2.1 will be re-filed to provide the exhibits in their entirety. Lastly, as previously requested, we note the reference to the Beverage Bases Schedule to Exhibit I. We are unable to locate this schedule as you reference in your response letter. Please file these exhibits in their entirety or advise.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert A. Profusek, Esq.
      Jones Day